UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Result of the option for the payment of the 2013 dividend in shares

Paris, May 27, 2014. The option for the payment of the 2013 dividend in shares will result in (1) the issuance of 13,426,093 new shares (representing approximately 2.38% of the share capital and 2.44% of the voting rights, taking into account the issuance), to be delivered and admitted for trading on the regulated stock market of Euronext Paris as from May 28, 2014 and (2) an increase of €174.6 million in the equity of Veolia Environnement.

The shares issued in this manner shall carry entitlement to dividends as of January 1, 2014 and shall be the object of subsequent listing requests on Euronext Paris and the NYSE. They shall carry the same rights and restrictions as common shares in circulation, as described in the Company’s Articles of Association and the 2013 Registration Document/Annual Financial Report available on the Company’s website (www.finance.veolia.com).

At the Annual General Shareholders’ Meeting held on April 24, 2014, shareholders approved a dividend of €0.70 per share payable in respect of the 2013 fiscal year, with the option of dividend payment in cash or shares. The issue price of the new shares issued as payment for the dividend was set at €13.01, corresponding to 95% of the average opening prices during the twenty trading sessions on the regulated stock market of Euronext Paris preceding the date of the General Shareholders’ Meeting less the amount of the dividend and rounded up to the next highest euro cent.

The dividend resulting from the option for the payment in cash represents a total amount of €199.5 million. It will also be paid starting on May 28, 2014.

Veolia sets the worldwide benchmark for optimal resource management. With operations across all five continents and over 200,000 employees*, the Group provides water management, waste management and energy management solutions that contribute to the sustainable development of cities and industries. Through these three complementary businesses, Veolia helps preserve, renew and develop access to resources.

In 2013, Veolia provided drinking water to 94 million people and waste management services to 62 million people, generated 86m MWh of energy and recovered 38 million tonnes of waste. In 2013, Veolia (Paris Euronext: VIE and NYSE: VE) generated revenue of €22.3 billion*.www.veolia.com

(*) Excluding the employees and revenues of Transdev, which is currently being divested.

Contacts

Group Media Relations Laurent Obadia Sandrine Guendoul : + 33 1 71 75 12 52	Investor and analyst relations Ronald Wasylec: + 33 1 71 75 12 23 Ariane de Lamaze: +33 1 71 75 06 00 T.A. Powers (USA): + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2014

VEOLIA ENVIRONNEMENT

By:  /s/ Helman le Pas de Sécheval
Name: Helman le Pas de Sécheval

Title: General Counsel